                                   FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                           Report of Foreign Issuer



                     Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934



          For the months of November 2000 and January-February 2001



                                   Oce N.V.
                (Translation of registrants name into English)


                   St. Urbanusweg 43, Venlo, The Netherlands
                   (Address of principal executive offices)
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     Publication provisional results financial year 2000


     Oce N.V. will publish the provisional results for the 2000 financial year on Thursday January 11, 2001.

     In the past an indication of the annual results was announced in the beginning of January together with the publication of revenues and income figures, followed by an extensive overview of the annual figures including the notes thereto some weeks later.

     It has been decided that this year these two publications will be combined. This is aimed at improving the communication with shareholders by means of fast and consistent reporting

     The dividend proposal for the financial year 2000 will be announced on January 30, 2001.

     The dates mentioned above are subject to change if unforeseen circumstances arise.

     Oce N.V.
     November 28, 2000
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Oce N.V.
Fourth quarter report 2000
Consolidated Statement of Operations for fiscal 2000, from December 1, 1999 till November 30, 2000

-----------------------------------------------------------------------------------------------------------------------
Provisional results in                                  Quarter ended                           Fiscal year ended
millions except per share*                              November 30                               November 30
-----------------------------------------------------------------------------------------------------------------------
                                          1999          2000          2000          1999          2000          2000
                                                                        U$                                        U$
-----------------------------------------------------------------------------------------------------------------------
Revenues from sales, rentals             785.3         881.3         766.2       2,738.3       3,108.4       2,702.5
and service
Interest from financial leases            26.5          31.6          27.5         100.1         115.5         100.4
                                  -------------------------------------------------------------------------------------
Total revenues                           811.8         912.9         793.7       2,838.4       3,223.9       2,802.9

Cost of sales, rentals and               469.6         538.6         468.3       1,623.4       1,874.8       1,630.0
service
Gross margin                             342.2         374.3         325.4       1,215.0       1,349.1       1,172.9

Operating expenses                       264.9         283.5         246.5         966.9       1,066.7         927.4
Operating income                          77.3          90.8          78.9         248.1         282.4         245.5

Financial expense (net)                   13.7          16.7          14.4          59.0          60.7          52.8
Income before income taxes,               63.6          74.1          64.5         189.1         221.7         192.7
equity in income of
unconsolidated companies and
minority interests

Income taxes                              18.8          24.1          21.0          54.9          67.2          58.4
Income before equity in income            44.8          50.0          43.5         134.2         154.5         134.3
of unconsolidated companies
and minority interests

Equity in income of                        0.1           0.2           0.1           0.4           0.2           0.2
unconsolidated companies
Income before minority interests          44.9          50.2          43.6         134.6         154.7         134.5

Minority interests in net                  0.7           0.7           0.6           2.7           3.0           2.6
income of subsidiaries
Net income before exceptional             44.2          49.5          43.0         131.9         151.7         131.9
items

Exceptional items (net)                  -55.2             -             -         -55.2             -             -
Net income                               -11.0          49.5          43.0          76.7         151.7         131.9

Net income attributable to               -11.9          48.6          42.3          73.1         148.2         128.8
holders of ordinary shares

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

Cash flow                               95.6**          98.7          85.8       319.3**         346.2         301.0


Average number of outstanding           83,623        85,256        85,256        83,191        84,401        84,401
ordinary shares (weighted x
1,000)
-----------------------------------------------------------------------------------------------------------------------
Per ordinary share                      1999**          2000          2000        1999**          2000          2000
                                                                        U$                                        U$
-----------------------------------------------------------------------------------------------------------------------
Net income                                0.52          0.57          0.50          1.54          1.76          1.53
Cash flow                                 1.13          1.15          1.00          3.80          4.06          3.53

* The company reports in Euro (_). As a convenience for US readers, the results for 2000 and 1999 have been converted at 0.8694:U$ 1, the noon buying rate of November 30, 2000. This compares with 0.9924:U$ 1 used at this time last year.

** Before exceptional items.

Venlo, The Netherlands, January 11, 2001: the provisional results for the fourth
                                              -----------
quarter and fiscal 2000 were published today by Oce N.V. (NASDAQ-OCENY). The Dutch based supplier of digital printing and document systems and services achieved a 2000 net income from ordinary activities of U$ 132 million, an increase of 15%, or U$ 1.53 per share based on 84,400,936 shares, being the weighted average outstanding number of shares of fiscal 2000, compared to

U$ 115 million (1999 before exceptional items) or U$ 1.34 per share based on 83,191,993 shares, being the weighted average outstanding number of shares of fiscal 1999.

Total revenues went up by 14% to U$ 2,803 million. Autonomous growth amounted to 4%, exchange rate effects amounted to 8% and acquisitions contributed 2%. Digital machines and the related revenues from software and service now represent 63% of the total machines and service revenues (1999: 60%). "The year 2000 was a turning point in more than one respect", said Rokus van Iperen, Chairman of the Executive Board of Oce N.V. "Not only did we succeed in reversing the slowdown in results which had become apparent in 1999, but at the end of 2000 we began market introduction of a series of new hardware and software products. These new products will form the basis for growth in both revenues and income in the years ahead."

Results fourth quarter 2000
Fourth quarter net income rose by 12% and amounted to U$ 43 million, or U$ 0.50 per share based on 85,256,304 shares, being the weighted average number of shares during the fourth quarter of 2000, compared to U$ 38 million (1999 before exceptional items) or U$ 0.45 per share based on 83,623,474 shares, being the weighted average number of shares of the fourth quarter of 1999.

Total revenues went up during the fourth quarter by 12% to U$ 794 million (1999:
U$ 706 million). Autonomous growth amounted to 1%. Exchange rate effects and acquisitions had a positive influence of 10% and 1% respectively.

Revenues in Wide Format Printing Systems increased by 16% to U$ 227 million (1999: U$ 195 million). Autonomous growth in revenues was 4%. The effect of exchange rates amounted to 12%. The growth in revenues was attributable in particular to the success of the Oce 9600. In addition, sales of other digital machines and software continued to move ahead well.


In Document Printing Systems revenues rose by 9% to U$ 371 million (1999: U$ 340 million). Exchange rate effects contributed 8% to this increase, with autonomous growth accounting for the remainder. Market placements of the successful Oce 3165 series of digital printers/copiers improved considerably on their 1999 level, despite more intensive competition, whereas revenues in the analogue segment declined, as had been expected. Despite the impact that price pressure brought to bear on the entire market, Oce was able to limit the decrease of margins thanks to a number of efficiency improvement projects.

In Production Printing Systems revenues grew by 14% to U$ 196 million (1999: U$ 171 million). The total revenue increase must be attributed to exchange rate and acquisition effects. It is recognized that revenues in Production Printing Systems can fluctuate widely per quarter. At the end of 2000 a good order book has been built up compared to the fourth quarter of 1999.

Operating income increased by 17% to U$ 79 million (1999: U$ 67 million). Despite higher costs linked to the start-up of a number of new products, operating income grew faster than revenues.

Cash flow (net income plus depreciation) increased to U$ 86 million (1999: U$ 83 million).

Results 2000 financial year
In the market for Wide Format Printing Systems Oce achieved total revenues of U$ 783 million (1999: U$ 680 million), an increase of 15%. After deduction of acquisitions and exchange rate effects, revenues increased by 3%. Oce maintained its leading position in this market.

The revenue growth reflects the good development of sales of software and also of the new Oce 9600 printer/copier. The highly successful Oce 9400 and Oce 9800 printer/copier series will be succeeded in 2001 by the Oce TDS400 and Oce TDS800 respectively - faster machines with greatly enhanced software functionality.

In the market for Document Printing Systems Oce's revenues went up by 11% to U$ 1,348 million (1999: U$ 1,217 million). Autonomous growth amounted to 4% (1999:
1%).

Placements in the digital segment in 2000 were substantially above their 1999 level. The decrease in placements in the analogue segment was less than the decline in the market as a whole.

The year 2000 brought the launch of the 100-pages-per-minute digital printer/ copier, the Oce DPS400. In high volume environments this machine will give a further significant boost to Oce's market share. Shipments start in the first quarter of 2001.

Various software products were also introduced during 2000.
The growth in Facility Services amounted to 48%, of which 35% was autonomous.

In the market for Production Printing Systems revenues grew by 17% to U$ 672 million, of which 5% was autonomous growth. Oce improved its strong worldwide position in this market.

For Production Printing Systems volume growth in the second half of 2000 lagged behind the fast increase achieved in the first six months. Nevertheless an excellent order portfolio had been built up by the end of the year.

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The growth in Printing-on-Demand was twice the market growth and Oce's participation in this market, though still of modest size, is on the increase. With its software development centres in Namur, Konstanz and Munich (Poing), Production Printing Systems combines printer technology, quality and print speed with the ever more important activity of providing solutions for document flow management.

Operating income rose by 14% to U$ 246 million (1999: U$ 216 million) and financial expense (net) increased to U$ 53 million. The restructuring that was initiated in 1999, which was successfully completed, had a favorable effect on the development of costs. The increase in interest charges was chiefly the result of higher financial expenses in US dollars and not so much to higher borrowings and interest rates.

Cash flow (net income plus depreciation) increased to U$ 301 million (1999: U$ 278 million).

Dividend
The dividend proposal will be announced on January 30, 2001.

General Meeting of Shareholders
The Annual General Meeting of Shareholders will be held on Wednesday March 7, 2001. The agenda for the meeting will be announced on January 30, 2001.

Prospects

Oce has successfully completed the transition from analogue to digital and has become a leading business as a supplier of integrated document solutions in professional environments. The introduction of new hardware and software products, which commenced at the end of 2000 with the launch of the Oce DPS400 and the Oce TDS400 and Oce TDS800, will form a solid basis for the development of income in the years ahead. Oce expects that the positive development in revenues and income will continue in 2001 despite substantial start-up costs in manufacturing and market introduction of new products.

Oce N.V.
January 11, 2001

     Oce dividend: increase of 16%

     Oce confirms the results 2000, published on January 11, 2001: revenues up by 14% and a rise in net income of 15%.

     Following this publication, Oce announces that a proposal will be made to shareholders to adopt a dividend for the 2000 financial year of 0.58 per ordinary share of 0.50 nominal. This is an increase of 16% compared to the dividend for the 1999 financial year. Upon adoption of this proposal the final dividend per ordinary share for 2000 will be 0.43; the interim dividend amounted to 0.15.

     It is proposed to pay out the final dividend fully in cash.

     The dividend will be made available for payment as from March 19, 2001. Shares in Oce N.V. will be listed as "ex-dividend" with effect from March 9, 2001.


     General Meeting of Shareholders

     The Annual General Meeting of Shareholders will be held in Venlo on Wednesday, March 7, 2001, commencing at 15:00 hrs.

     The proposals to be submitted to shareholders will include the following:
     -    that the financial statements for the 2000 financial year be adopted;
     - that the dividend for the 2000 financial year be adopted in conformity with the above proposal;
     - that the Board of Executive Directors be authorised to issue shares, to restrict or preclude the pre-emptive right in respect of ordinary shares and to purchase shares in the Company's own capital as well as to set a registration date;
     - that Mr J. van den Belt be appointed a member of the Board of Executive Directors;
     - that Mr. F.J. de Wit be reappointed and that Mr. J.L. Brentjens be appointed to the Board of Supervisory Directors;
     - that Messrs. S. Bergsma, J.M. Boll and L. Traas be reappointed as Directors 'A' of the Stichting Administratiekantoor Preferente Aandelen Oce [Trust Office Foundation for Oce Preference Shares].

     The annual report, including the agenda for the annual meeting of shareholders will be available on internet (www.oce.com) as from January 31, 2001 and will be published in printed form in the first half of February 2001.

     Oce N.V.
     January 30, 2001

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

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Oce N.V.
                                    --------------------------------
                                              (Registrant)


                                By: /s/ R.L. van Iperen
                                    --------------------------------
                                    Chairman of the Board of Executive Directors
                                    (Principal Executive Officer)

Dated: February 7, 2001

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